1-10160

S.E.C.

MAR 7 2003

03016573

UNION PLANTERS CORPORATION

2002 SUMMARY ANNUAL REPORT

AR/S

P.E.
12/31/02



PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

PERFORMANCE MOMENTUM

UNION PLANTERS CORPORATION

Principal Banking Subsidiary	– Union Planters Bank, National Association, founded 1869
Headquarters	– Memphis, Tennessee
Rank	– Largest bank holding company headquartered in Tennessee
	– Among the 30 largest U.S. bank holding companies
Market Capitalization	– $5.6 billion at December 31, 2002
Number of Branches	– 762
Number of ATMs	– 965
Principal Banking Markets	– AL, AR, FL, IA, IL, IN, KY, LA, MO, MS, TN and TX
Year-End	
Assets	– $34.1 billion
Loans	– $22.8 billion
Deposits	– $23.3 billion
Common Equity	– $3.2 billion
2002 Net Earnings	– $529 million

CORPORATE PROFILE

Union Planters Corporation, Memphis, Tennessee, is the largest bank holding company headquartered in Tennessee and is among the 30 largest bank holding companies based in the United States, with $34.1 billion in total assets at December 31, 2002. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters Bank offers a full range of commercial and consumer financial solutions through a network of 762 banking offices, 965 ATMs and the resources of specialized business units and subsidiaries. Trust services include investment management, personal trust services, employee benefit administration and proprietary mutual funds. Investment and insurance services include annuities, brokerage, life insurance, home and auto insurance, commercial property and casualty insurance, crop and hail insurance, environmental insurance and title insurance. Union Planters Mortgage provides a full range of mortgage products through Union Planters banking centers and a network of mortgage production offices. Capital Factors, Inc., based in Boca Raton, Florida, provides receivable-based commercial financing and related fee-based credit, collection and management information services. Capital Factors has regional offices in Atlanta, Georgia; Charlotte, North Carolina; Dallas, Texas; Los Angeles, California; and New York, New York. Strategic Outsourcing, Inc., based in Charlotte, North Carolina, provides professional employment services such as payroll administration, tax reporting, compliance, workers' compensation, insurance and benefits management. Union Planters Corporation common stock is traded on the New York Stock Exchange under the symbol UPC and is included in the S&P 500 Index and the S&P 500 Banks Index. Union Planters is ranked in both the *Fortune 500* and the *Forbes 500.*

INVESTOR INFORMATION

Annual Meeting
Thursday, April 17, 2003, at 1 p.m. CDT
Main Floor
Union Planters Bank, National Association
6200 Poplar Avenue
Memphis, TN 38119

Corporate Headquarters
6200 Poplar Avenue
Memphis, TN 38119

Corporate Mailing Address
PO Box 387
Memphis, TN 38147

Financial Information
Charles R. Boyce
Senior Vice President
(901) 580-5974
www.unionplanters.com/investor/
e-mail: suggest@upbna.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Toll-free (800) 937-5449

Dividend Reinvestment and Stock Purchase Plan
The Plan allows Union Planters shareholders to reinvest their dividends in Union Planters Common Stock. No brokerage commissions or service charges are paid by shareholders. The Plan also permits participants in the Plan to buy additional shares with optional cash payments and no brokerage commissions. Details are available by calling toll-free (877) 681-8086 or writing American Stock Transfer & Trust Company at the address shown.

Common Stock
NYSE Symbol: UPC
Wall Street Journal: UnPlantr

Series E Convertible Preferred Stock
NASDAQ Symbol: UPCPO
Wall Street Journal: UnPlantr pfE

Options
Philadelphia Stock Exchange
Pacific Stock Exchange

Indexes
S&P 500
S&P 500 Banks
NYSE Composite

Independent Accountants
PricewaterhouseCoopers LLP
Memphis, Tennessee

Dividend Paying Agent
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Toll-free (877) 681-8066

Form 10-K and 2003 Proxy
Copies of Union Planters' Annual Report on Form 10-K and 2003 Proxy as filed with the Securities and Exchange Commission are available on request by calling Investor Relations at (901) 580-5974 or at www.unionplanters.com/investor/.

Anticipated Record and Dividend Payable Dates*

First Quarter	May 1, 2003	May 15, 2003
Second Quarter	August 1, 2003	August 15, 2003
Third Quarter	November 3, 2003	November 17, 2003
Fourth Quarter	February 2, 2004	February 16, 2004

*Subject to action by Board of Directors

CONTENTS

UPC NYSE

Union Planters' banking subsidiaries are members of the FDIC and are Equal Housing Lenders. Union Planters Corporation and its subsidiaries are Equal Opportunity Employers. M/F/D/V

FINANCIAL HIGHLIGHTS

	2002	2001	Percent Change
	Years Ended December 31,		
	(Dollars in thousands, except per share data)		
Earnings			
Net earnings	$ 528,987	$ 443,550	19.3
Per common share			
Net earnings per diluted share	$ 2.59	$ 2.13	21.6
Cash dividends declared	1.33	1.33	–
Book value (1)	16.21	15.56	4.2
Key ratios			
Return on average assets	1.62 %	1.30 %	
Return on average common equity	16.55	14.34	
Net interest margin	4.43	4.20	
Net interest spread	3.96	3.53	
Balance sheet and other data (1)			
Assets	$ 34,144,363	$ 33,197,604	2.9
Earning assets	31,146,824	30,137,038	3.4
Loans, net of unearned income	22,774,732	23,163,039	(1.7)
Allowance for losses on loans	350,931	341,930	2.6
Deposits	23,330,440	23,430,502	(0.4)
Shareholders' equity	3,226,282	3,223,741	0.1
Common shares outstanding (in thousands)	198,434	206,113	(3.7)
Market capitalization	5,583,944	6,201,263	(10.0)
Number of banking locations	762	764	(0.3)
Number of full-time equivalent employees	10,836	11,797	(8.2)
Capital ratios (1)			
Shareholders' equity to total assets	9.45%	9.71 %	
Leverage ratio	7.47	7.56	
Tier 1 capital to risk-weighted assets	9.40	9.75	
Total capital to risk-weighted assets	13.89	14.47	
Credit quality ratios			
Allowance for losses on loans/loans (1)	1.56%	1.48 %	
Nonperforming loans/loans (1)	1.17	1.02	
Allowance for losses on loans/nonperforming loans (1)	133	145	
Nonperforming assets/loans and foreclosed properties (1)	1.51	1.31	
Provision for losses on loans/average loans	0.86	0.55	
Net charge-offs/average loans	0.82	0.53	
Common stock - UPC (NYSE)			
High	$ 33.63	$ 31.29	
Low	23.65	23.13	
Close (1)	28.14	30.09	

(1) At year-end.

All share and per share amounts throughout this document have been adjusted to reflect the three-for-two stock split completed in the second quarter of 2002.



"We have a relationship-based approach because we recognize that people make a difference in retaining and deepening customer relationships. Our associates have transformed Union Planters into a vibrant, customer-focused financial services company with significant performance momentum."

Jackson W. Moore, Chairman, President and Chief Executive Officer



AN EXTRAORDINARY YEAR

"This summary annual report reviews important aspects of our record financial performance for the year. As we said in last year's summary annual report, 'Union Planters has deliberately focused on making the main thing the main thing...' and that is to deliver consistent, quality earnings growth to our shareholders. We have made remarkable progress toward that goal."

Jackson W. Moore

"The culmination of two years of planning and implementation produced extraordinary results."

Jackson W. Moore







TO OUR SHAREHOLDERS

On behalf of our directors and associates, it is with great pleasure that I report the highest earnings in the history of Union Planters Corporation. Net earnings last year were $529.0 million, or $2.59 per diluted share. This represents an increase of nearly 22 percent in earnings per diluted share compared to 2001. The culmination of two years of planning and implementation produced extraordinary results. We completed our ninth consecutive quarter of record earnings and achieved our key strategic goals for last year. This performance momentum places us in an excellent position to take advantage of opportunities this year. Additional highlights from last year include:

- Achieving a return on average common equity of 16.55 percent and a return on average tangible equity of 23.22 percent.

- Producing a return on average assets of 1.62 percent.

- Reaching our efficiency ratio goal.

- Implementing standard business models for relationship and sales management.

- Increasing the breadth of our products and the effectiveness of delivery channels.

- Completing installation of critical systems that improve customer service and efficiency.

Quarterly Earnings
Per Diluted Share



$0.61
$0.63
$0.67
$0.68
1st
2nd
3rd
4th
2002

Annualized Two-year
Total Return



+20
+15
+10
0
-10
-15
-20
Percent
+13.7
-.5
-17.1
UPC
S&P 500 Banks Index
S&P 500 Index

We could not have reached our performance goals last year without the dedication of our 11,000 associates and the guidance of our directors. We raised the bar throughout the Company in our commitment to continuous improvement. Key to our success was completion of our *UPExcel*™ project, a focused, company-wide effort to improve efficiency, enhance customer service and accelerate revenue growth. Union Planters implemented hundreds of recommendations from associates. The benefits were visible by the fourth quarter of 2001 and had a significant impact on results last year. These improvements fundamentally changed the way we do business. The process has now been ingrained into our culture, and we will see the positive results for years to come.

We achieved these outstanding financial results last year under challenging economic conditions and amid turbulence in the world financial markets. Interest rates decreased sharply throughout the year to the lowest levels in decades due to a soft economy. The stock market was also very volatile during 2002 due to the weak economy and high profile accounting scandals. This volatility is evidenced by the S&P 500 Index reaching post-September 11 lows. Bank stocks fared much better than the broad market. While the S&P 500 Index showed a total return of negative 22 percent, bank stocks were relatively stable. Union Planters common stock performed consistent with the S&P 500 Banks Index during 2002.

When evaluated over the last two years – the span during which our strategic repositioning initiatives were developed and implemented – the Company's common stock yielded an annualized total return of 13.7 percent and significantly outperformed the annualized return of both the S&P 500 Banks Index and the S&P 500 Index, which had negative total returns of 0.5 percent and 17.1 percent, respectively. Our common stock dividend yield of 4.7 percent at December 31, 2002 was one of the highest among large commercial banks in the United States and reflected a payout of 51 percent of our annual net earnings.

The prolonged soft economy created weak commercial loan demand and adversely impacted borrowers last year. Credit quality deteriorated, resulting in higher net charge-offs and the related provision for losses on loans last year compared to 2001. We are comfortable with year-end reserve levels and believe we have provided for all inherent loan losses. We recognize that we still have a lot of work to do to reduce nonperforming assets to a level we are proud of; however, we are beginning to show progress. Nonperforming assets, which rose during the first three quarters, declined 10 percent in the fourth quarter of last year. This was the first quarterly decline since the economy started to soften in mid-year 2000. We expect nonperforming assets to continue showing improvement as the economy recovers.

Return on Average
Common Equity



16.55 %
14.34 %
2001
2002

Return on
Average Assets



1.62 %
1.30 %
2001
2002

Net interest income and the related net interest margin increased last year compared to the prior year on a smaller but more efficient balance sheet. The higher margin resulted from a better mix of earning assets, better loan and deposit pricing and lower levels of interest bearing deposits and borrowings. Commercial loan demand was weak last year consistent with lower levels of economic activity, while consumer loan activity was strong. Home equity lines of credit increased 64 percent during the year compared to the prior year-end, and we also originated nearly $12 billion in secondary market mortgage loans during the year. This resulted in higher loans held for resale and a double-digit increase in mortgage banking revenue but also added higher costs. Borrower refinancing of residential real estate loans, loan sales and deliberate reductions in low return portfolios contributed to a slight decrease in net loans for the year. Core deposits grew last year, driven by an increase in average checking deposits in excess of 8 percent. This growth largely offset the impact of reductions in higher rate deposits and resulted in an improved deposit mix.

Noninterest income is an important component of our revenue growth strategy and contributed significantly to record earnings last year. In addition to a double-digit increase in mortgage banking revenue, other sources of noninterest income had solid growth last year. Some of the large components were bankcard fees, service charges on deposit accounts and net revenues from Strategic Outsourcing, Inc., our professional employment organization subsidiary.

One of the largest drivers of our higher earnings last year was a reduction in non-interest expense in excess of 10 percent. This reduction was a result of expense control initiatives and reduced goodwill amortization expense due to changes in accounting principles. We consolidated several operational functions to enhance customer service, increase efficiency and improve controls. We also reduced the cost of communications, facilities and other support services. The impact of streamlining our branch delivery system and creating more efficient support functions over the past two years is visible in approximately a 30 percent increase in revenue per branch and a 37 percent increase in core deposits per branch.

We continued to maintain strong capital levels last year consistent with a targeted leverage capital ratio of 7.5 percent. Through December 31, 2002, we had repurchased nine million shares of common stock under our stock repurchase plan. Total shareholders' equity at December 31, 2002 was $3.2 billion.

Union Planters further enhanced overall corporate governance last year. The Board of Directors established the Compensation/Nominations/Corporate Governance Committee to formalize oversight of all corporate governance activities. This committee is comprised solely of independent directors. We were recently ranked third among large U.S. banks in overall corporate governance in a study published in *Bank Director* magazine. We also added an enterprise risk manager to our executive management team and engaged a separate public accounting firm to support our internal audit function. We have a strong board and a highly experienced and competent team of executive officers. They are supported by a professional team of well-trained associates, strong systems and effective controls.

Annual Earnings Per Diluted Share


$2.59
$2.13
2001
2002

Union Planters has a deep commitment to supporting local communities. We focus our resources in six core areas: education, the arts, civic support, health, human services and community activities. More than 1,000 groups and organizations in our markets receive support through the Union Planters Community Foundation. Last year, we helped families to purchase their own homes through the Habitat for Humanity organization; funded a new arts center for downtown redevelopment in Paducah, Kentucky; and supported cancer research at a Baton Rouge, Louisiana foundation. Our largest recipients are the United Way organizations in the markets we serve, since they have the best local assessment of the needs in each community.

Our associates do an outstanding job of supporting Union Planters' commitment to community involvement. In Jackson, Tennessee, we have a loan officer who works tirelessly with the Boys & Girls Club and was honored last year by being named an Outstanding Board Member for the Club. In Columbia, Missouri, there is an assistant branch manager who organized a food drive for the Alpha Phi Alpha fraternity to benefit needy families in Columbia. The food drive provided three meals a day for 15 families for an entire week.

Union Planters' future is bright. We have completed our strategic repositioning initiatives, including our 18-month *UPExcel*℠ project, and have an efficient business model that serves as a platform for future growth. We have the capacity to grow revenue in strong markets with an effective distribution network of nearly 800 branches in 12 states. We are focused on local market execution of our revenue growth strategies and also on improving overall asset quality. On behalf of everyone in the Union Planters family, I thank you for your continued support. We remain focused on consistent quality earnings growth for the benefit of you, our shareholders, as we take our company from good to great.

Jackson W. Moore



Chairman, President and Chief Executive Officer

We can provide faster service with greater consistency and improved efficiency.

TECHNOLOGY IS THE PLATFORM FOR OUR EFFICIENT BUSINESS MODEL

We made significant investments in technology in 2002 to ensure customer satisfaction and create a climate for the success of our associates.

Customers receive high quality service and information about new products and services through new systems installed in our *UPDirect*® call center. This new technology allows call agents quicker access to customer information and the ability to cross-sell appropriate products when making sales calls. Real-time customer satisfaction surveys and a new monitoring process ensure the quality of customer service.

New consumer and business loan origination systems allow customers to receive loan approvals more quickly. Sales associates can now spend more time on managing customer relationships. These systems also ensure consistency in credit scoring, underwriting and product pricing, which allows the credit center to operate more efficiently.

The new automated dialing system in our collections area prioritizes and dials collection calls, allowing our associates to make more calls and collect more loan payments in less time than before. These efficiencies help control both credit and operating costs.

We also implemented financial management software that streamlines procurement, accounts payable and fixed asset activities. The related accounting entries are processed electronically, which conserves natural resources, reduces operating expenses and improves financial controls.

Investing in people and technology helps create the greatest value for our customers and our shareholders. This blend of talent and technology is the essence of our winning team.

BOBBY L.
Senior Executive Vice Presider


OUR EFFICIENT BUSINESS MODEL

"Investing in people and technology helps create the greatest value for our customers and our shareholders. This blend of talent and technology is the essence of our winning team."

Bobby L. Doxey

"These initiatives enabled Union Planters to undergo a tremendous amount of productive change in only 18 months."

Michael B. Russell

ASSOCIATES ARE THE POWER BEHIND OUR EFFICIENT BUSINESS MODEL

Our associates generated and implemented hundreds of recommendations to improve productivity and processes by realigning distribution channels, improving customer service and streamlining functions for greater efficiency. They embraced new sales tools, sales training and delivery approaches to accelerate revenue growth. These initiatives enabled Union Planters to undergo a tremendous amount of productive change in only 18 months. We responded to the changing needs of our customers and the changing conditions in our industry and the economy. People and companies must reinvent themselves or face the great risk of becoming obsolete.

These are some of the tools and training we provided to our associates in 2002 to help them respond to the changing needs of our customers:

- The Senior Leadership Development Program is a four-day course during which senior leaders learn to understand themselves and to improve their effectiveness as leaders and team members. They learn to motivate and to reward associates for performance excellence using the appropriate leadership style in various situations.

- Union Planters University consists of colleges specialized in developing our associates for excellence in sales, customer service and support functions. Programs are tailored for the customer segment served, and the course work is part of our unified sales and service model.

- UP^3 is a Web-based learning management system that helps associates manage their training needs and career development plans. We believe that the development of our associates ensures the success of our winning team.

ADOLFO HENRIQUES
Southern Banking Group Chief Executive

[illegible] JR.
[illegible] Executive

[illegible]
[illegible] Chief Executive



TURNING OUR VISION INTO REALITY

Local market execution is facilitated by the coordination and integration of sales efforts across retail, mortgage, commercial and wealth management product lines.



"We have instilled accountability into our culture by linking compensation to sales results..."

Steven J. Schenck





LOCAL MARKET EXECUTION WILL DRIVE REVENUE GROWTH

Union Planters has a network of 762 branches and 965 automated teller machines in markets with significant growth opportunity spanning 12 states. We offer a full range of consumer and commercial financial solutions.`Success in growing revenue depends on effective sales execution at the local market level. Our local market execution is facilitated by the coordination and integration of sales efforts across retail, mortgage, commercial and wealth management product lines. Our regional presidents own their markets and are responsible for sales and service in all customer segments. We follow standard business models in each market and give regional presidents the necessary product management and targeted marketing support.

We have given our leaders and their salespeople the tools and the training they need to be successful. Sales associates, sales managers and regional sales executives attend comprehensive training programs. We have a relationship-based approach because associates are the link in retaining and deepening customer relationships. We have instilled accountability into our culture by linking compensation to sales results, ranking performance of salespeople and sales managers, and reinforcing effective disciplines through daily and weekly meetings.



RETAIL BANKING PRODUCTS

"Our retail banking associates offer customers more choices in how they bank by providing individual financial solutions."

John V. White, Jr.

Union Planters is focused on becoming the premier retailer of financial services in the markets we serve. Our retail banking associates offer customers more choices in how they bank by providing individual financial solutions. Establishing the vision is straightforward. Making it happen in a way that is visible to customers is the challenge.

We continued to improve our banking basics. We established a uniform product line in all of our markets and introduced several new deposit, insurance and investment products in 2002. Union Planters offers simplicity and convenience to customers by giving them access to all financial services and a variety of ways to conduct business.

Customers can access their accounts at any time, day or night, through our automated customer service capability, Internet banking and 965 automated teller machines. Our *UPDirect*® customer contact center provides toll-free access to accounts and additional products and services. Our call center agents handle many routine requests that previously were directed to sales associates who now have more time for selling and servicing.

"Small business owners know they can rely on us to provide the products they need to manage their businesses."

Adolfo Henriques







COMMERCIAL BANKING PRODUCTS

Our regional presidents and their senior sales managers are responsible for commercial banking activities in each of the communities we serve. They are supported by a team of corporate relationship managers, business bankers and branch sales managers. These associates work directly with business owners and corporate customers, offering a wide range of products and expertise. Whether our customer needs capital to support funding and expansion, cash management to improve treasury operations, or insurance and professional employment organization services to reduce enterprise risk, Union Planters has the solution.

Union Planters is consistently ranked among the top 10 small business-friendly lenders in the country. Small business owners know they can rely on us to provide the products they need to manage their businesses. We also focus on opportunities with middle market companies that have annual sales between $10 million and $100 million. We have found that companies in this group typically are looking for financial relationships with partners who can provide counsel and strategic alternatives. For example, Union Planters gives foreign market access to domestic companies by financing product imports and exports. Through our Capital Factors, Inc. subsidiary, we provide funding and one of the oldest forms of outsourcing, accounts receivable management, to high-growth companies.

Our refined structure, combined with standard models for sales management and credit, has streamlined relationship management and enhanced our ability to meet the needs of business customers. Our relationship managers get to know their customer and the business to provide targeted solutions for today's objectives as well as for future growth. We are well poised to respond to commercial banking opportunities throughout our markets.



SETTING NEW RECORDS

Union Planters combines the strength of traditional mortgage banking and nonconforming portfolio lending through multiple channels.

"We are dedicated to providing current and prospective homeowners a wide variety of mortgage financing options with superior customer service."

Lou Ann Poynter







MORTGAGE BANKING PRODUCTS

Union Planters originated a record $12 billion in mortgage loans in the low interest rate environment that prevailed throughout 2002. Our capabilities combine the strength of traditional mortgage banking and nonconforming portfolio lending in the origination of loans through multiple channels that include wholesale, correspondent and retail production offices in 20 states. We are dedicated to providing current and prospective homeowners a wide variety of mortgage financing options with superior customer service.

Union Planters also offers affordable housing loans and is active in initiatives with government and community organizations. An example is our partnership with 50 not-for-profit organizations in the Affordable Housing Program of the Federal Home Loan Bank of Cincinnati. Since 1990, Union Planters has supported approximately 100 affordable housing and community revitalization developments in five states. In July 2002, Union Planters entered into a multicultural partnership agreement with Fannie Mae to generate $2 billion in mortgage loans for low-to-moderate income and minority borrowers. Union Planters has already exceeded 50 percent of this two-year goal.

In March 2002, we completed the consolidation of our mortgage servicing operations, which resulted in improved customer service and increased efficiency. Union Planters was the 29th largest mortgage servicer in the United States at the end of the third quarter.



EXPANDING RESOURCES

Union Planters has unified regional distribution capability for all investment, insurance and trust services.

"Union Planters provides both personal and business clients complete consultation and service at each stage of the client's financial life cycle."

Alan W. Kennebeck







FINANCIAL SERVICES: INVESTMENT SERVICES, INSURANCE AND TRUST PRODUCTS

Union Planters continued to expand investment services, insurance and trust offerings in 2002. We have unified regional distribution capability for all investment, insurance and trust services. Union Planters provides both personal and business clients complete consultation and service at each stage of the client's financial life cycle.

We introduced additional investment services products during 2002 to prepare for a resumption of growth in brokerage activity as market conditions improve. Union Planters continues to be a leader in annuity sales. Insurance sales expanded both geographically and through new product lines. We increased penetration of life insurance through our retail banking offices and entered five additional states to broaden our markets for title insurance sales.

Union Planters completed a company-wide standardization of trust operating functions and reorganized institutional trust services to focus on three primary product areas: retirement services, capital markets and custody.

SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Income statement data					
Net interest income	$ 1,289,445	$ 1,275,973	$ 1,231,116	$ 1,256,531	$ 1,207,233
Provision for losses on loans	(197,901)	(131,963)	(77,062)	(74,045)	(204,056)
Investment securities gains (losses)	23,027	9,582	381	2,128	(9,074)
Other noninterest income	763,427	760,089	559,021	510,582	577,833
Noninterest expense	(1,111,087)	(1,238,262)	(1,102,840)	(1,076,364)	(1,200,014)
Earnings before income taxes	766,911	675,419	610,616	618,832	371,922
Income taxes	(237,924)	(231,869)	(201,306)	(208,834)	(146,316)
Net earnings	$ 528,987	$ 443,550	$ 409,310	$ 409,998	$ 225,606
Per common share data					
Net earnings					
Basic	$ 2.61	$ 2.15	$ 2.01	$ 1.92	$ 1.07
Diluted	2.59	2.13	2.00	1.90	1.05
Cash dividends	1.33	1.33	1.33	1.33	1.33
Book value	16.21	15.56	14.35	13.27	13.91
Balance sheet data (at year-end)					
Total assets	$34,144,363	$33,197,604	$34,720,718	$33,280,353	$31,691,953
Loans, net of unearned income	22,774,732	23,163,039	23,957,494	21,446,400	19,576,826
Allowance for losses on loans	350,931	341,930	335,452	342,300	321,476
Investment securities	5,467,283	4,780,629	6,843,670	7,472,455	8,301,703
Total deposits	23,330,440	23,430,502	23,113,383	23,372,116	24,896,455
Short-term borrowings	3,637,610	3,076,679	6,086,896	5,422,504	1,648,039
Long-term debt					
Parent company	890,017	878,626	379,303	379,656	378,249
Subsidiary banks	1,897,756	1,858,073	1,559,668	738,114	1,060,483
Total shareholders' equity	3,226,282	3,223,741	2,920,054	2,776,109	2,984,078
Balance sheet data (for the year ended)					
Average assets	32,617,526	34,209,871	33,882,405	32,902,370	30,744,326
Average shareholders' equity	3,203,027	3,100,945	2,807,672	2,980,664	2,931,703
Average shares outstanding (in thousands)					
Basic	201,927	205,443	202,756	212,781	208,551
Diluted	204,609	208,043	204,983	215,975	214,040
Profitability and capital ratios					
Return on average assets	1.62 %	1.30 %	1.21 %	1.25 %	.73 %
Return on average common equity	16.55	14.34	14.63	13.80	7.71
Net interest margin	4.43	4.20	4.11	4.36	4.40
Net interest spread	3.96	3.53	3.41	3.69	3.60
Loans/deposits (year-end)	97.62	98.86	103.65	91.76	78.63
Common and preferred dividend payout ratio	51.05	61.92	66.62	69.93	113.67
Shareholders' equity/total assets (year-end)	9.45	9.71	8.41	8.34	9.42
Average shareholders' equity/average total assets	9.82	9.06	8.29	9.06	9.54
Leverage ratio	7.47	7.56	6.53	6.65	8.86
Tier 1 capital/risk-weighted assets	9.40	9.75	8.63	9.50	13.34
Total capital/risk-weighted assets	13.89	14.47	11.47	12.69	16.78
Credit quality ratios (1)					
Allowance for losses on loans/year-end loans	1.56 %	1.48 %	1.42 %	1.64 %	1.71 %
Nonperforming loans/total loans	1.17	1.02	.57	.62	.83
Allowance for losses on loans/nonperforming loans	133	145	249	264	206
Nonperforming assets/loans and foreclosed properties	1.51	1.31	.75	.80	.97
Provision for losses on loans/average loans	.86	.55	.34	.36	1.04
Net charge-offs/average loans	.82	.53	.36	.47	.95

For additional information, please refer to Union Planters Corporation's 2002 audited financial statements included in the 2003 Proxy Statement.
(1) Exclusive of FHA/VA loans, which represent minimal credit risk to Union Planters, and loans held for resale.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The discussion in this summary annual report contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although management believes that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to Appendix F in the Union Planters 2003 Proxy for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Union Planters Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Union Planters Corporation and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2002 (not presented herein); and in our report dated January 16, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated, in all material respects, in relation thereto.

As discussed in the notes to the consolidated financial statements, effective January 1, 2002, Union Planters adopted new accounting standards for goodwill and other intangibles.

PricewaterhouseCoopers LLP
Memphis, Tennessee
January 16, 2003

CONSOLIDATED BALANCE SHEET

	December 31, 2002	December 31, 2001
	(Dollars in thousands, except per share data)	
Assets		
Cash and due from banks	$ 1,008,078	$ 953,846
Interest-bearing deposits at financial institutions	116,208	54,351
Federal funds sold and securities purchased under agreements to resell	122,069	13,067
Trading account assets	266,322	263,315
Loans held for resale	2,400,210	1,862,637
Available for sale securities	5,467,283	4,780,629
Loans		
Commercial, financial and agricultural	5,216,820	5,145,917
Foreign	217,570	397,737
Accounts receivable - factoring	666,731	640,312
Real estate - construction	2,261,893	2,190,854
Real estate - mortgage		
Secured by 1-4 family residential	4,240,731	5,166,097
FHA/VA government-insured/guaranteed	231,895	133,751
Nonfarm, nonresidential properties	5,027,161	4,821,293
Multi-family (5 or more) residential	843,631	846,259
Secured by farmland	489,584	462,676
Home equity	1,538,088	935,841
Consumer	1,989,835	2,338,560
Direct lease financing	73,768	104,705
Total loans	22,797,707	23,184,002
Less: Unearned income	(22,975)	(20,963)
Allowance for losses on loans	(350,931)	(341,930)
Net loans	22,423,801	22,821,109
Premises and equipment, net	540,183	556,686
Accrued interest receivable	207,869	245,847
Mortgage servicing rights, net	264,295	150,303
Goodwill, net	803,185	780,612
Other intangibles, net	128,756	146,695
Other assets	396,104	568,507
Total assets	$34,144,363	$33,197,604
Liabilities and shareholders' equity		
Deposits		
Noninterest-bearing	$ 5,035,464	$ 4,509,944
Certificates of deposit of $100,000 and over	1,578,996	1,602,117
Other interest-bearing	16,715,980	17,318,441
Total deposits	23,330,440	23,430,502
Short-term borrowings	3,637,610	3,076,679
Short- and medium-term senior notes	600,045	-
Federal Home Loan Bank advances	960,029	1,461,190
Other long-term debt	1,227,699	1,275,509
Accrued interest, expenses and taxes	260,275	282,211
Other liabilities	901,983	447,772
Total liabilities	30,918,081	29,973,863
Commitments and contingent liabilities	-	-
Shareholders' equity		
Convertible preferred stock	10,194	16,101
Common stock, $5 par value; 300,000,000 shares authorized; 198,434,384 issued and outstanding (206,113,331 at December 31, 2001)	992,172	1,030,567
Additional paid-in capital	537,417	535,378
Retained earnings	1,639,465	1,600,153
Unearned compensation	(20,118)	(13,022)
Accumulated other comprehensive income	67,152	54,564
Total shareholders' equity	3,226,282	3,223,741
Total liabilities and shareholders' equity	$34,144,363	$33,197,604

For additional information, please refer to Union Planters Corporation's 2002 audited financial statements included in the 2003 Proxy Statement.

CONSOLIDATED STATEMENT OF EARNINGS

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share data)		
Interest income			
Interest and fees on loans	$1,527,577	$1,937,215	$2,025,117
Interest on investment securities			
Taxable	230,355	281,741	387,505
Tax-exempt	42,167	59,307	64,897
Interest on deposits at financial institutions	2,421	2,047	2,170
Interest on federal funds sold and securities purchased under agreements to resell	1,437	2,213	5,072
Interest on trading account assets	9,562	15,836	16,806
Interest on loans held for resale	89,609	75,733	26,087
Total interest income	1,903,128	2,374,092	2,527,654
Interest expense			
Interest on deposits	428,656	757,354	835,109
Interest on short-term borrowings	36,252	176,649	366,753
Interest on long-term debt	148,775	164,116	94,676
Total interest expense	613,683	1,098,119	1,296,538
Net interest income	1,289,445	1,275,973	1,231,116
Provision for losses on loans	197,901	131,963	77,062
Net interest income after provision for losses on loans	1,091,544	1,144,010	1,154,054
Noninterest income			
Service charges on deposit accounts	232,229	218,341	182,035
Mortgage banking revenue	243,391	183,909	117,925
Merchant services income	11,996	65,518	37,047
Factoring commissions and fees	41,533	38,061	38,275
Professional employment organization, net revenues	28,305	21,916	13,755
Bankcard transaction fees	38,826	30,774	28,616
Trust service income	28,082	27,961	26,395
Investment and insurance services	54,877	50,891	47,744
Investment securities gains	23,027	9,582	381
Other income	84,188	122,718	67,229
Total noninterest income	786,454	769,671	559,402
Noninterest expense			
Salaries and employee benefits	536,799	537,060	508,439
Net occupancy expense	102,005	104,414	93,054
Equipment expense	84,192	89,371	84,668
Goodwill amortization	5,464	48,440	46,290
Other intangibles amortization	16,391	17,156	17,811
Other expense	366,236	441,821	352,578
Total noninterest expense	1,111,087	1,238,262	1,102,840
Earnings before income taxes	766,911	675,419	610,616
Income taxes	237,924	231,869	201,306
Net earnings	$ 528,987	$ 443,550	$ 409,310
Net earnings applicable to common shares	$ 528,011	$ 442,162	$ 407,703
Earnings per common share			
Basic	$ 2.61	$ 2.15	$ 2.01
Diluted	2.59	2.13	2.00
Dividends per common share	1.33	1.33	1.33
Average common shares outstanding (in thousands)			
Basic	201,927	205,543	202,756
Diluted	204,609	208,043	204,983

For additional information, please refer to Union Planters Corporation's 2002 audited financial statements included in the 2003 Proxy Statement.



EXECUTIVE MANAGEMENT COMMITTEE

Jackson W. Moore
Chairman, President
and Chief Executive Officer

Bobby L. Doxey
Senior Executive Vice President
and Chief Financial Officer

Adolfo Henriques
Southern Banking Group Chief Executive
and Head of Commercial Banking

Alan W. Kennebeck
Senior Executive Vice President
Director of Financial Services

Lou Ann Poynter
Senior Executive Vice President
Mortgage Banking

Michael B. Russell
Senior Executive Vice President
Manager of Credit Policy

Steven J. Schenck
Midwest Banking Group Chief Executive
and Head of Credit Improvement

John V. White, Jr.
Central Banking Group Chief Executive
and Head of Retail Banking and Financial Services

BOARD OF DIRECTORS

Albert M. Austin
Chairman
Cannon, Austin & Cannon, Inc.

Samuel W. Bartholomew, Jr.
Chairman and Chief Executive Officer
Stokes Bartholomew Evans & Petree, P.A.

George W. Bryan
Chief Executive Officer
Old Waverly Investments, LLC

James E. Harwood
President
Sterling Equities, Inc.

Parnell S. Lewis, Jr.
Chief Executive Officer (retired)
River Investments, LLC

Jackson W. Moore
Chairman, President
and Chief Executive Officer
Union Planters Corporation and
Union Planters Bank, National Association

Jorge M. Perez
President
The Related Group of Florida

Lou Ann Poynter
Senior Executive Vice President
Union Planters Corporation and
Union Planters Bank, National Association

John R. Roberts
Managing Partner (retired)
Mid-South Region
Arthur Andersen LLP

Michael S. Starnes
President
M.S. Carriers, Inc., a subsidiary of
Swift Transportation Corporation

Richard A. Trippeer, Jr.
President (retired)
R.A. Trippeer, Inc.

Robert R. Waller, M.D.
President Emeritus (retired)
Mayo Clinic

Spence L. Wilson
President
Kemmons Wilson, Inc.

Please refer to Union Planters 2003 Proxy for a more thorough description.
© 2003 Union Planters Corporation

UNION PLANTERS CORPORATION

PO BOX 387

MEMPHIS, TN

38147